UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                {Amendment No. 1}

                                   LMIC, INC.

                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    539440107
                                 (CUSIP Number)

                                     Kwok Li
                              Linsang Partners, LLC
                            6435 Virginia Manor Road
                              Beltsville, MD 20705
                                 (240) 264-8306

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 with copies to:

                               Maurice M. Lefkort
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 {212} 728-8000

                                 April 13, 2004

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         Continued on following page(s)
                               Page 1 of 15 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13D

CUSIP No. 539440107
1     Name of Reporting Person
            I.R.S. Identification Nos. of Above Persons (entities only)

            Linsang Partners, LLC

2     Check the Appropriate Box If a Member of a Group

                                    a.  |x|

                                    b.  |_|

3     SEC Use Only

4     Source of Funds  (See Instructions)
            00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6     Citizenship or Place of Organization

            Delaware

                  7     Sole Voting Power
 Number of                  5,317,787
  Shares
Beneficially      8     Shared Voting Power
  Owned By                      0
    Each
  Reporting       9     Sole Dispositive Power
   Person                   5,317,787
    With
                  10    Shared Dispositive Power
                                0

11    Aggregate Amount Beneficially Owned by Each Reporting Person
                            5,317,787

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                |_|

13    Percent of Class Represented By Amount in Row (11)
                              29.9%

14    Type of Reporting Person  (See Instructions)
                                 00


                               Page 2 of 15 Pages

SCHEDULE 13D

CUSIP No. 539440107
1     Name of Reporting Person
            I.R.S. Identification Nos. of Above Persons (entities only)

            Linsang International LP

2     Check the Appropriate Box If a Member of a Group

                                    a.  |x|

                                    b.  |_|

3     SEC Use Only

4     Source of Funds  (See Instructions)
            00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6     Citizenship or Place of Organization

            Delaware

                  7     Sole Voting Power
 Number of                   1,875,461
   Shares
Beneficially      8     Shared Voting Power
  Owned By                        0
    Each
  Reporting       9     Sole Dispositive Power
   Person                    1,875,461
    With
                  10    Shared Dispositive Power
                                  0

11    Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,875,461


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              |_|

13    Percent of Class Represented By Amount in Row (11)
                              10.5%

14    Type of Reporting Person  (See Instructions)
                              PN


                               Page 3 of 15 Pages

                                  SCHEDULE 13D

CUSIP No. 539440107
1     Name of Reporting Person
            I.R.S. Identification Nos. of Above Persons (entities only)

            Kwok Li

2     Check the Appropriate Box If a Member of a Group

                                    a.  |x|

                                    b.  |_|

3     SEC Use Only

4     Source of Funds  (See Instructions)
            00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6     Citizenship or Place of Organization

            United States of America

                  7     Sole Voting Power
 Number of                   5,317,787
   Shares
Beneficially      8     Shared Voting Power
  Owned By                   1,875,461

Each Reporting    9     Sole Dispositive Power
   Person                    5,317,787
    With
                  10    Shared Dispositive Power
                             1,875,461

11    Aggregate Amount Beneficially Owned by Each Reporting Person
                            7,193,248


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              |_|

13    Percent of Class Represented By Amount in Row (11)
                              40.5%

14    Type of Reporting Person  (See Instructions)
                              IN


                               Page 4 of 15 Pages

                                  SCHEDULE 13D

CUSIP No. 539440107
1     Name of Reporting Person
            I.R.S. Identification Nos. of Above Persons (entities only)

            Hyla Holdings, LLC

2     Check the Appropriate Box If a Member of a Group

                                    a.  |x|

                                    b.  |_|

3     SEC Use Only

4     Source of Funds  (See Instructions)
            00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6     Citizenship or Place of Organization

            Delaware

                  7     Sole Voting Power
 Number of                       1,875,461
   Shares
Beneficially      8     Shared Voting Power
  Owned By                             0

Each Reporting    9     Sole Dispositive Power
   Person                        1,875,461
    With
                  10    Shared Dispositive Power
                                       0

11    Aggregate Amount Beneficially Owned by Each Reporting Person
                            1,875,461


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              |_|

13    Percent of Class Represented By Amount in Row (11)
                                   10.5%

14    Type of Reporting Person  (See Instructions)
                                    00


                               Page 5 of 15 Pages

                                  SCHEDULE 13D

CUSIP No. 539440107
1     Name of Reporting Person
            I.R.S. Identification Nos. of Above Persons (entities only)

            Felice Li

2     Check the Appropriate Box If a Member of a Group

                                    a.  |x|

                                    b.  |_|

3     SEC Use Only

4     Source of Funds (See Instructions)
            00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6     Citizenship or Place of Organization

            United States of America

                  7     Sole Voting Power
 Number of                      1,875,461
   Shares
Beneficially      8     Shared Voting Power
  Owned By                      5,317,787

Each Reporting    9     Sole Dispositive Power
   Person                       1,875,461
    With
                  10    Shared Dispositive Power
                                5,317,787

11    Aggregate Amount Beneficially Owned by Each Reporting Person
                            7,193,248

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              |_|

13    Percent of Class Represented By Amount in Row (11)
                                   40.5%

14    Type of Reporting Person  (See Instructions)
                                    IN


                               Page 6 of 15 Pages

     This Amendment No. 1 (this "Amendment") amends the Schedule 13D originally filed on July 18, 2003 (the "Original Schedule 13D"), and is being filed on behalf of Linsang Partners, LLC, a Delaware corporation ("Partners"), Linsang International LP, a Delaware limited partnership ("International"), Hyla Holdings, LLC, a Delaware limited liability company ("Hyla"), Kwok Li and Felice Li (together with Partners, International, Hyla and Kwok Li, the "Reporting Persons"). This Amendment relates to the common stock, par value $0.001 per share (the "Common Stock"), of LMIC, Inc., a Delaware corporation (the "Issuer"). All capitalized terms used but not defined in this Amendment shall have the respective meanings assigned to such terms in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Original Schedule is hereby amended by deleting Item 5 in its entirety and inserting the following:

     (a) and (b) The information in this Item 5(a) and (b) is given as of the date hereof, and is based on 17,779,719 shares of outstanding Common Stock.(1)

     (i) Partners has direct beneficial ownership of 5,317,787 shares of Common Stock, constituting 29.9% of the outstanding Common Stock. Partners has the sole power to vote and dispose of such shares of Common Stock.

     (ii) International has direct beneficial ownership of 1,875,461 shares of Common Stock, constituting 10.5% of the outstanding Common Stock. International has the sole power to vote and dispose of such shares of Common Stock.

     (iii) By virtue of being a general partner of International, Hyla is deemed to be the beneficial owner (as such term is defined in Rule 13d-3) of all the 1,875,461 shares of Common Stock owned by International constituting 10.5% of the outstanding Common Stock.

     (iv) By virtue of being a managing member of Partners, Mr. Kwok Li is deemed to be the beneficial owner (as such term is defined in Rule 13d-3) of all the 5,317,787 shares of Common Stock owned by Partners constituting 29.9% of the outstanding Common Stock. Mr. Kwok Li, by virtue of being the general manager of Hyla, may be deemed to be the beneficial owner of 1,875,461 shares of Common Stock (constituting 10.5% of the outstanding Common Stock) beneficially owned by Hyla.

     (v) By virtue of being the sole member of Hyla which is the general partner of International, Ms. Felice Li is deemed to be the beneficial owner (as such term is defined in Rule 13d-3) of 1,875,461 shares of Common Stock owned by International constituting 10.5% of the outstanding Common Stock. Ms. Felice Li, by virtue of being the wife of Mr. Kwok Li, may be deemed to be the beneficial owner of the 5,317,787 shares of Common Stock (constituting 29.9% of the outstanding Common Stock) beneficially owned by Mr. Kwok Li. Ms. Felice Li disclaims beneficial ownership of such shares.

     (c) N/A

     (d) Pursuant to the terms of a letter agreement, dated May, 2003, Partners has agreed to turn over any proceeds from the sale, if any, of Common Stock to JPMorgan Chase Bank ("JPMorgan"), as collateral agent, on behalf of JP Morgan Chase Bank an Credit Suisse First Boston, Cayman Islands Branch ("CSFB").

     (e) N/A


----------

(1)  Pursuant to the Issuer's Annual Report on Form 10-KSB, dated April 14,
     2004.


                               Page 7 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Original Schedule is hereby amended by deleting Item 6 in its entirety and inserting the following:

     See Item 5(d)

     On April 13, 2004, Partners, International and Kwok Li entered into a Guarantee and Pledge Agreement (the "Pledge Agreement"), dated as of April 13, 2004, in favor of JPMorgan as collateral agent (the "Collateral Agent") pursuant to which International pledged, assigned and transferred a security interest in 833,333 shares of the Common Stock to Collateral Agent as collateral for performance of certain obligations of Partners (the "Secured Obligations"). International will maintain all voting and corporate or other organizational rights unless a Foreclosure Event (as defined in the Pledge Agreement) occur in which case Collateral Agent succeeds to the voting and corporate rights of the Pledged Stock.

     Within ten business days after the end of each fiscal quarter of the Issuer, Collateral Agent will value the Pledged Stock based on the daily share closing bid price during the 30 days immediately preceding such corresponding fiscal quarter's end (the "Average Price"). The Average Price will then be multiplied by the number of shares of Common Stock then held by Collateral Agent as Pledge Stock, and if the resulting value of such shares is: (a) less than $1,500,000, then Mr. Li, Partners or Ms. Li shall promptly cause additional shares of Common Stock to be pledged, assigned and delivered to Collateral Agent, such that the value of all collateral given is equal to or greater than $1,666,666; or (b) if greater than $1,800,000, then Collateral Agent shall release such number of shares of the Issuer from the pledge of the Pledge Agreement, such that after giving effect to the release of such shares, the value of the collateral then held by Collateral Agent shall not exceed $1,800,000.

     Partners, Mr. Li, Ms. Li and International are committed under the Pledge Agreement to use their commercially reasonable best efforts to cause the Issuer:
(i) to register the Common Stock held as collateral by Collateral Agent for resale under the Securities Act of 1933, as amended (the "Act"), (ii) to keep such registration continuously effective for a period of one year from the date of the Pledge Agreement thereof, (iii) upon a foreclosure on such shares to have the Issuer file a prospectus supplement naming Collateral Agent as the selling stockholder, or otherwise amend or supplement the relevant registration statement as required by the rules, regulations or instructions applicable to the registration form used by the Issuer, and (iv) to execute and deliver, and cause the directors and officers of the Issuer to execute and deliver, all such instruments and documents and do or cause to be done all such other acts as may be necessary or advisable to register the Common Stock held as collateral, or the portion thereof to be sold, under the provisions of the Act. Without limiting the foregoing Partners and Mr. Li are required to use their commercially reasonable best efforts to cause the Issuer to include the shares pledged as of the date of the Pledge Agreement thereof in the Registration Statement on Form SB/2 currently filed with the U.S. Securities and Exchange Commission.

Item 7. Material to be Filed as Exhibits.

EXHIBIT A         Agreement to file Joint Statement on Schedule 13D (filed as
                  Exhibit A to the initial filing of the Schedule 13D and incorporated herein by reference).

EXHIBIT B         Guarantee and Pledge Agreement, dated as of April 13, 2004, by Kwok Li, International and Partners in favor or JPMorgan.


                               Page 8 of 15 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        LINSANG PARTNERS, LLC

                                        By: /s/ Kwok Li
                                            ------------------------------
                                        Name:  Kwok Li
                                        Title: Managing Member

Date: April 22, 2004


                               Page 9 of 15 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        LINSANG INTERNATIONAL LP

                                        By: Hyla Holdings, LLC, its General
                                            Partner

                                        By: /s/ Felice Li
                                            ------------------------------
                                        Name:  Felice Li
                                        Title: Sole Member
Date: April 22, 2004

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Hyla Holdings, LLC

                                        By: /s/ Felice Li
                                            ------------------------------
                                        Name:  Felice Li
                                        Title: Sole Member
Date: April 22, 2004

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        KWOK LI

                                        By: /s/ Kwok Li
                                            ------------------------------
Date: April 22, 2004                    Name:  Kwok Li

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        FELICE LI

                                        By: /s/ Felice Li
                                            ------------------------------
Date: April 22, 2004                    Name:  Felice Li

                                  EXHIBIT INDEX

EXHIBIT B         Guarantee and Pledge Agreement, dated as of April 13, 2004, by Kwok Li, Linsang International, L.P. and Linsang Partners,
                  LLC in favor or JPMorgan Chase Bank.